NORTEK HOLDINGS REPORTS 2003 RESULTS

———————————————

PROVIDENCE, RI, March 30, 2004—**Nortek Holdings, Inc.** ("**Nortek Holdings**"), the parent company of **Nortek, Inc.** ("**Nortek**"), a leading international designer, manufacturer and marketer of high-quality brand name building products, today announced major increases in sales and operating earnings from continuing operations for 2003 and its fourth quarter.

Nortek Holdings 2003 combined financial results were based on record sales from continuing operations totaling $1,515 million excluding Ply Gem Industries, Inc. ("Ply Gem"), which has been sold and accordingly treated as a discontinued operation. The previously announced Ply Gem sale was valued at approximately $560 million.

Richard L. Bready, Chairman and Chief Executive Officer, said, "We are pleased with **Nortek Holdings'** fourth quarter operating performance as we increased both

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sales and operating earnings." Bready said, "**Nortek Holdings** was further strengthened for growth by the sale of Ply Gem and our recently announced capital restructuring."

Key financial highlights from continuing operations for the fourth quarter included:

- Net sales of $365 million, an increase of 13 percent compared to the $324 million recorded for the fourth quarter of 2002.

- Operating earnings of $31.4 million, an increase of 34 percent compared to last year's $23.4 million.

On January 9, 2003, certain affiliates of Kelso & Company, L.P. and certain members of management acquired control of **Nortek** in a recapitalization transaction. Net sales for the nine-day period ending January 9, 2003 and the period from January 10 to December 31, 2003 were $25 million and $1,490 million, respectively. Operating earnings (loss) for the nine-day period ending January 9, 2003 and the period from January 10 to December 31, 2003 were $(81.8) million and $159.4 million, respectively.

The 2003 full-year results presented below include the nine-day period from January 1 to January 9 (pre-recapitalization) and the post-recapitalization period from January 10 to December 31.

Nortek Holdings' net sales from continuing operations for the combined periods from January 1 to December 31, 2003 were $1,515 million, an increase of 9.5 percent over the $1,384 million reported for 2002. Operating earnings for the combined periods from January 1 to December 31, 2003 were $77.7 million compared to $119.6 million last year. Operating earnings for the year are net of expenses and charges of approximately $83.0 million and $6.6 million in 2003 and 2002, respectively, arising from the recapitalization transaction.

Mr. Bready noted that, "2003 was a record year for **Nortek Holdings,** and we are proud of **Nortek Holdings'** accomplishments during the year and early 2004. These accomplishments include the following:

- In a recapitalization, **Nortek** became a private equity company.

- Completed the sale of Ply Gem in a transaction valued at $560 million.

- Retired or called for redemption $695 million of Senior Notes in the first quarter of 2004.

- Completed the sale of $200 million of Senior Floating Rate Notes due 2010.

- Completed the sale of $515 million aggregate principal amount 10% Senior Discount Notes due 2011 ($349.4 million gross proceeds). The net proceeds were used to pay a dividend to holders of **Nortek Holdings'** capital stock and fund a cash distribution to option holders of the rollover stock options.

- Continued product introductions and manufacturing efficiency programs that are reflected in the results for 2003.

- Completed three acquisitions in 2003 and one in early 2004 complementary to **Nortek's** electronics businesses in the Residential Building Products segment."

Mr. Bready added, "Last year a record number of homes were sold in the United States and housing starts were the strongest in twenty-five years. Going forward, overall residential housing markets are expected to continue to be solid into 2004. For the first two months of 2004, building permits were up 7.6 percent and housing starts were up 9.2 percent compared to the same period in 2003. However, we believe the tough conditions we faced in the manufactured housing and commercial HVAC markets in 2003 will continue into 2004."

Acquisitions contributed approximately $18 million and $46 million to net sales and $3.3 million and $7.6 million to operating earnings for the fourth quarter and the combined periods ended December 31, 2003, respectively.

As of December 31, 2003, **Nortek Holdings** had approximately $194 million in unrestricted cash, equivalents and marketable securities and currently has availability of approximately $167 million (net of outstanding letters of credit totaling approximately $8 million) under **Nortek's** $175 million revolving credit facility.

On March 15, 2004, **Nortek** redeemed all of its remaining outstanding 9 1/4% Notes due 2007 and 9 1/8% Notes due 2007, together with $60 million of its 8 7/8% Notes due 2008.

On March 1, 2004, **Nortek** completed the sale of $200 million of Senior Floating Rate Notes due 2010. **Nortek** will use a portion of the net proceeds to redeem the remaining $150 million of its outstanding 8 7/8% Notes.

Nortek Holdings* (the parent company of **Nortek, Inc.**) is a leading international manufacturer and distributor of high-quality, competitively priced building, remodeling and indoor environmental control products for the residential and commercial markets. **Nortek Holdings** offers a broad array of products for improving the environments where people live and work. Its products currently include: range hoods and other spot ventilation products; heating and air conditioning systems; indoor air quality systems; and specialty electronic products.

*As used herein, the term "Nortek Holdings" refers to Nortek Holdings, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Nortek Holdings' current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors impacting such forward-looking statements include the availability and cost of raw materials and purchased components, the level of construction and remodeling activity, changes in general economic conditions, the rate of sales growth, and product liability claims. Nortek Holdings undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. For further information, please refer to the reports and filings of Nortek Holdings with the Securities and Exchange Commission.

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NORTEK HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS
(Amounts in thousands)

	Three Months Ended		For the Periods		
	Post-Recapitalization Dec. 31, 2003	Pre-Recapitalization Dec. 31, 2002	Post-Recapitalization Jan. 10, 2003 - Dec. 31, 2003	Pre-Recapitalization Jan. 1, 2003 - Jan. 9, 2003	Pre-Recapitalization Jan. 1, 2002 - Dec. 31, 2002
Net sales..	$ 365,414	$ 324,179	$ 1,490,073	$ 24,951	$ 1,384,125
Cost of products sold	261,074	231,530	1,060,004	18,635	992,299
Selling, general and administrative expenses, net	69,750	67,960	261,569	5,014	262,671
Amortization of intangible assets	3,229	864	9,055	67	2,988
Expenses and charges arising from the Recapitalization....	---	400	---	83,000	6,600
	334,053	300,754	1,330,628	106,716	1,264,558
Operating earnings (loss)......................................	31,361	23,425	159,445	(81,765)	119,567
Interest expense	(15,518)	(13,366)	(57,627)	(1,054)	(52,410)
Investment income...	557	1,841	1,482	119	5,943
Earnings (loss) from continuing operations before provision (benefit) for income taxes......................	16,400	11,900	103,300	(82,700)	73,100
Provision (benefit) for income taxes...................................	4,800	2,800	41,300	(21,800)	29,500
Earnings (loss) from continuing operations........................	11,600	9,100	62,000	(60,900)	43,600
Earnings (loss) from discontinued operations	1,300	(1,600)	12,200	(1,000)	18,900
Net earnings (loss)	$ 12,900	$ 7,500	$ 74,200	$ (61,900)	$ 62,500

The accompanying notes are an integral part of this unaudited condensed consolidated summary of operations.

A.   The unaudited condensed consolidated summary of operations for Nortek Holdings, Inc. and its subsidiaries (the "Company" or "Holdings"), in the opinion of management, reflects all adjustments necessary for a fair statement of the periods presented and should be read in conjunction with the consolidated financial statements and the notes included in the Company's latest annual report on Form 10-K as filed on March 30, 2004 with the Securities and Exchange Commission ("SEC").

B.   On February 12, 2004, the Company sold Ply Gem Industries, Inc. ("Ply Gem"), to an affiliate of Caxton-Iseman Capital, Inc. in a transaction valued at approximately $560,000,000, including debt assumed by the buyer and expects to record a net after-tax gain upon the sale of between approximately $60,000,000 and $70,000,000 in the first quarter of 2004. Ply Gem, through its operating subsidiaries, is a manufacturer and distributor of a range of products for use in the residential new construction, do-it-yourself and professional renovation markets, including vinyl siding, windows, patio doors, fencing, railing, decking and accessories.

On April 2, 2002, Ply Gem sold the capital stock of its subsidiary Hoover Treated Wood Products, Inc. ("Hoover"). On November 22, 2002, Ply Gem sold the capital stock of its subsidiary Richwood Building Products, Inc. ("Richwood").

The sale of these subsidiaries and their related operating results have been excluded from earnings from continuing operations and are classified as discontinued operations for all periods presented.

The table that follows presents a summary of the results of discontinued operations for the periods presented:

	For the Periods		
	Post-Recapitalization	Pre-Recapitalization	
	Jan. 10, 2003 - Dec. 31, 2003	Jan. 1, 2003 - Jan. 9, 2003	Jan. 1, 2002 - Dec. 31, 2002
	(Amounts in thousands)		
Net sales	$ 522,600	$ 8,800	$ 529,700
Operating earnings	$ 58,237	$ (368)	$ 70,401
Interest expense	(38,733)	(1,234)	(44,224)
Investment income	196	2	1,523
Earnings (loss) before provision (benefit) for income taxes	19,700	(1,600)	27,700
Provision (benefit) for income taxes	7,500	(600)	10,600
Earnings (loss) from discontinued operations	$ 12,200	$ (1,000)	$ 17,100
Gain on sale of discontinued operations	$ ---	$ ---	$ 2,400
Tax provision on sale of discontinued operations	---	---	600
	$ ---	$ ---	$ 1,800
Earnings (loss) from discontinued operations	$ 12,200	$ (1,000)	$ 18,900
Depreciation and amortization expense	$ 16,101	$ 315	$ 14,902

The table that follows presents a summary of the results of discontinued operations for the three months ended December 31, 2003 and 2002:

	For the Three Months Ended	
	Post-Recapitalization December 31, 2003	Pre-Recapitalization December 31, 2002
Net sales	$ 112,400	$ 113,800
Operating earnings	$ 11,859	$ 12,168
Interest expense	(9,803)	(10,885)
Investment income	44	117
Earnings before provision for income taxes	$ 2,100	$ 1,400
Provision for income taxes	800	600
Earnings from discontinued operations	$ 1,300	800
Loss on sale of discontinued operations	$ ---	$ (3,000)
Tax benefit on sale of discontinued operations	---	(600)
	$ ---	$ (2,400)
Earnings (loss) from discontinued operations	$ 1,300	$ (1,600)
Depreciation and amortization expense	$ 3,887	$ 3,397

C.   The Company uses EBITDA as both an operating performance and liquidity measure. Operating performance measure disclosures with respect to EBITDA are provided below. Refer to Note D for liquidity measure disclosures with respect to EBITDA and a reconciliation from net cash flows from operating activities to EBITDA.

EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of operating performance under generally accepted accounting principles in the United States ("GAAP") and should not be considered as an alternative or substitute for GAAP profitability measures such as operating earnings (loss) from continuing operations, discontinued operations, extraordinary items and net income (loss). EBITDA as an operating performance measure has material limitations since it excludes, among other things, the statement of operations impact of depreciation and amortization expense, interest expense and the provision (benefit) for income taxes and therefore does not necessarily represent an accurate measure of profitability, particularly in situations where a company is highly leveraged or has a disadvantageous tax structure. The Company uses a significant amount of capital assets and depreciation and amortization expense is a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation. The Company has a significant amount of debt and interest expense is a necessary element of the Company's costs and ability to generate revenue and therefore its exclusion from EBITDA is a material limitation. The Company generally incurs significant U.S federal, state and foreign income taxes each year and the provision (benefit) for income taxes is a necessary element of the Company's costs and therefore its exclusion from EBITDA is a material limitation. As a result, EBITDA should be evaluated in conjunction with net income (loss) for a more complete analysis of the Company's profitability, as net income (loss) includes the financial statement impact of these items and is the most directly comparable GAAP operating performance measure to EBITDA. As EBITDA is not defined by GAAP, the Company's definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's operating results as reported under GAAP.

Company management uses EBITDA as a supplementary non-GAAP operating performance measure to assist with its overall evaluation of Company and subsidiary operating performance (including the performance of subsidiary management) relative to outside peer group companies. In addition, the Company uses EBITDA as an operating performance measure in financial presentations to the Company's Board of Directors, shareholders, various banks participating in the Company's Credit Facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP operating measure to assist them in their evaluation of the Company's performance. The Company is also active in mergers, acquisitions and divestitures and uses EBITDA as an additional operating performance measure to assess Company, subsidiary and potential acquisition target enterprise value and to assist in the overall evaluation of Company, subsidiary and potential acquisition target performance on an internal basis and relative to peer group companies. The Company uses EBITDA in conjunction with traditional GAAP operating performance measures as part of its overall assessment of potential valuation and relative performance and therefore does not place undue reliance on EBITDA as its only measure of operating performance. The Company believes EBITDA is useful for both the Company and investors as it is a commonly used analytical measurement for comparing company profitability, which eliminates the effects of financing, differing valuations of fixed and intangible assets and tax structure decisions. The Company believes that EBITDA is specifically relevant to the Company, due to the different degrees of leverage among its competitors, the impact of purchase accounting associated with the Recapitalization (as defined in the Company's 10-K for the year ended December 31, 2003), which impacts comparability with its competitors who may or may not have recently revalued their fixed and intangible assets, and the differing tax structures and tax jurisdictions of certain of the Company's competitors. The Company has included EBITDA as a supplemental operating performance measure, which should be evaluated by investors in conjunction with the traditional GAAP performance measures discussed earlier in this Results of Operations section for a complete evaluation of the Company's operating performance.

The following table presents a reconciliation from net earnings (loss), which is the most directly comparable GAAP operating performance measure, to EBITDA:

	For the Periods		
	Post-Recapitalization	Pre-Recapitalization	
	Jan. 10, 2003 - Dec. 31, 2003	**Jan. 1, 2003 - Jan. 9, 2003**	**Jan. 1, 2002 - Dec. 31, 2002**
	(Amounts in thousands)		
Net earnings (loss) *	$ 74,200	$(61,900)	$ 62,500
Provision (benefit) for income taxes from continuing operations	41,300	(21,800)	29,500
Provision (benefit) for income taxes from discontinued operations	7,500	(600)	11,200
Interest expense from continuing operations	57,627	1,054	52,410
Interest expense from discontinued operations	38,733	1,234	44,224
Investment income from continuing operations	(1,482)	(119)	(5,943)
Investment income from discontinued operations	(196)	(2)	(1,523)
Depreciation expense from continuing operations	17,502	586	26,130
Depreciation expense from discontinued operations	10,865	245	11,784
Amortization expense from continuing operations	14,460	67	2,988
Amortization expense from discontinued operations	5,236	70	3,118
EBITDA	$265,745	$(81,165)	$236,388

* Includes approximately $12,200,000, $(1,000,000) and $18,900,000 of earnings (loss) from discontinued operations for the periods from January 10, 2003 to December 31, 2003 and from January 1, 2003 to January 9, 2003 and the year ended December 31, 2002, respectively.

EBITDA includes approximately $83,000,000 and $6,600,000 of expenses and charges arising from the Recapitalization recorded in the period from January 1, 2003 to January 9, 2003 and the year ended December 31, 2002, respectively and approximately $1,500,000 of stock based compensation from adopting SFAS No. 123 and $600,000 of compensation expense in the fourth quarter of 2003 from the sale of stock.

The following table presents a reconciliation from net earnings (loss), which is the most directly comparable GAAP operating performance measure, to EBITDA:

	Three months ended	
	Post-Recapitalization **Dec. 31, 2003**	**Pre-Recapitalization** **Dec. 31, 2002**
	(Amounts in thousands)	
Net earnings *	$12,900	$ 7,500
Provision for income taxes from continuing operations	4,800	2,800
Provision for income taxes from discontinued operations	800	---
Interest expense from continuing operations	15,518	13,366
Interest expense from discontinued operations	9,803	10,885
Investment income from continuing operations	(557)	(1,841)
Investment income from discontinued operations	(44)	(117)
Depreciation expense from continuing operations	5,793	6,412
Depreciation expense from discontinued operations	3,168	2,615
Amortization expense from continuing operations	3,336	864
Amortization expense from discontinued operations	719	782
EBITDA	$56,236	$43,266

* Includes approximately $1,300,000 and $(1,600,000) of earnings (loss) from discontinued operations for the three months ended December 31, 2003 and December 31, 2002, respectively.

EBITDA includes approximately $400,000 of expenses and charges arising from the Recapitalization in the fourth quarter of 2002 and approximately $300,000 of stock based compensation from adopting SFAS No. 123 and $600,000 of compensation expense in the fourth quarter of 2003 from the sale of stock.

D.   The Company uses EBITDA as both a liquidity and operating performance measure. Liquidity measure disclosures with respect to EBITDA are provided below. Refer to Note C for operating performance measure disclosures with respect to EBITDA and a reconciliation from net income (loss) to EBITDA.

EBITDA is defined as net earnings (loss) before interest, taxes, depreciation and amortization expense. EBITDA is not a measure of cash flow under generally accepted accounting principles in the United States ("GAAP") and should not be considered as an alternative or substitute for GAAP cash flow measures such as cash flows from operating, investing and financing activities. EBITDA does not necessarily represent an accurate measure of cash flow performance because it excludes, among other things, capital expenditures, working capital requirements, significant debt service for principal and interest payments, income tax payments and other contractual obligations, which may have a significant adverse impact on a company's cash flow performance thereby limiting its usefulness when evaluating the Company's cash flow performance. The Company uses a significant amount of capital assets and capital expenditures are a significant component of the Company's annual cash expenditures and therefore their exclusion from EBITDA is a material limitation. The Company has significant working capital requirements during the year due to the seasonality of its business, which require significant cash expenditures and therefore its exclusion from EBITDA is a material limitation. The Company has a significant amount of debt and the Company has significant cash expenditures during the year related to principal and interest payments and therefore their exclusion from EBITDA is a material limitation. The Company generally pays significant U.S. federal, state and foreign income taxes each year and therefore its exclusion from EBITDA is a material limitation. As a result, EBITDA should be evaluated in conjunction with net cash from operating, investing and financing activities for a more complete analysis of the Company's cash flow performance, as they include the financial statement impact of these items. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA does not reflect any cash requirements for replacements. As EBITDA is not defined by GAAP, the Company's definition of EBITDA may differ from and therefore may not be comparable to similarly titled measures used by other companies thereby limiting its usefulness as a comparative measure. Because of the limitations that EBITDA has as an analytical tool, investors should not consider it in isolation, or as a substitute for analysis of the Company's cash flows as reported under GAAP.

Company management uses EBITDA as a supplementary non-GAAP liquidity measure to allow the Company to evaluate its operating units cash-generating ability to fund income tax payments, corporate overhead, capital expenditures and increases in working capital. EBITDA is also used by management to allocate resources for growth among its businesses, to identify possible impairment charges, to evaluate the Company's ability to service its debt and to raise capital for growth opportunities, including acquisitions. In addition, the Company uses EBITDA as a liquidity measure in financial presentations to the Company's Board of Directors, shareholders, various banks participating in the Company's Credit Facility, note holders and Bond Rating agencies, among others, as a supplemental non-GAAP liquidity measure to assist them in their evaluation of the Company's cash flow performance. The Company uses EBITDA in conjunction with traditional GAAP liquidity measures as part of its overall assessment and therefore does not place undue reliance on EBITDA as its only measure of cash flow performance. The Company believes EBITDA is useful for both the Company and investors as it is a commonly used analytical measurement for assessing a company's cash flow ability to service and/or incur additional indebtedness, which eliminates the impact of certain non-cash items such as depreciation and amortization. The Company believes that EBITDA is specifically relevant to the Company due to the Company's leveraged position as well as the common use of EBITDA as a liquidity measure within the Company's industries by lenders, investors, others in the financial community and peer group companies. The Company has included EBITDA as a supplemental liquidity measure, which should be evaluated by investors in conjunction with the traditional GAAP liquidity measures discussed earlier in this Liquidity and Capital Resources section for a complete evaluation of the Company's cash flow performance.

The following table presents a reconciliation from net cash provided by (used in) operating activities, which is the most directly comparable GAAP liquidity measure, to EBITDA:

	For the Periods		
	Post-Recapitalization	Pre-Recapitalization	
	Jan. 10, 2003 - Dec. 31, 2003	Jan. 1, 2003 - Jan. 9, 2003	Jan. 1, 2002 - Dec. 31, 2002
	(Amounts in thousands)		
Net cash provided by (used in) operating activities *	$138,078	$ (5,705)	$ 51,276
Cash (provided from) used by working capital and other long-term asset and liability changes	(27,793)	12,880	43,569
Effect of the Recapitalization, net	---	(62,397)	---
Deferred federal income tax credit (provision) from continuing operations	4,800	(5,900)	200
Deferred federal income tax provision from discontinued operations	(500)	---	(2,000)
Gain on sale of discontinued operations	---	---	2,400
Non-cash interest expense, net	(6,352)	(125)	(3,827)
Stock option and other compensation expense	(2,071)	---	---
Provision (benefit) for income taxes from continuing operations	41,300	(21,800)	29,500
Provision (benefit) for income taxes from discontinued operations	7,500	(600)	11,200
Interest expense from continuing operations	57,627	1,054	52,410
Interest expense from discontinued operations	38,733	1,234	44,224
Investment income from continuing operations	(1,482)	(119)	(5,943)
Investment income from discontinued operations	(196)	(2)	(1,523)
Depreciation expense from discontinued operations	10,865	245	11,784
Amortization expense from discontinued operations	5,236	70	3,118
EBITDA	$265,745	$(81,165)	$236,388

* Includes approximately $12,200,000, $(1,000,000) and $18,900,000 of earnings (loss) from discontinued operations for the periods from January 10, 2003 to December 31, 2003 and from January 1, 2003 to January 9, 2003 and the year ended December 31, 2002.

EBITDA includes approximately $83,000,000 and $6,600,000 of expenses and charges arising from the Recapitalization recorded in the period from January 1, 2003 to January 9, 2003 and the year ended December 31, 2002, respectively and approximately $1,500,000 of stock based compensation from adopting SFAS No. 123 and $600,000 of compensation expense in the fourth quarter of 2003 from the sale of stock.

The following table presents a reconciliation from net cash provided by (used in) operating activities, which is the most directly comparable GAAP liquidity measure, to EBITDA:

	Three months ended	
	Post-Recapitalization Dec. 31, 2003	Pre-Recapitalization Dec. 31, 2002
	(Amounts in thousands)	
Net cash provided by operating activities *	$73,159	$20,165
Cash (provided from) used by working capital and other long-term asset and liability changes	(56,370)	1,586
Deferred federal income tax provision from discontinued operations	(500)	(2,000)
Deferred federal income tax credit from continuing operations	9,700	200
Loss on sale of discontinued operations	---	(3,000)
Non-cash interest expense, net	(3,089)	(2,175)
Stock option and other compensation expense	(871)	---
Provision for income taxes from continuing operations	4,800	2,800
Provision for income taxes from discontinued operations	800	---
Interest expense from continuing operations	15,518	13,366
Interest expense from discontinued operations	9,803	10,885
Investment income from continuing operations	(557)	(1,841)
Investment income from discontinued operations	(44)	(117)
Depreciation expense from discontinued operations	3,168	2,615
Amortization expense from discontinued operations	719	782
EBITDA	$56,236	$43,266

* Includes approximately $1,300,000 and $(1,600,000) of earnings (loss) from discontinued operations for the three months ended December 31, 2003 and 2002, respectively.

EBITDA includes approximately $400,000 of expenses and charges arising from the Recapitalization recorded in fourth quarter of 2002 and approximately $300,000 of stock based compensation from adopting SFAS No. 123 and $600,000 of compensation expense in the fourth quarter of 2003 from the sale of stock.